UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Priority Technology Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74275G 107
(CUSIP Number)

John V. Priore c/o Priority Technology Holdings, Inc. 2001 Westside Parkway, Suite 155 Alpharetta, GA 30004 (800) 935-5961
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74275G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John V. Priore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,913
	8.	SHARED VOTING POWER 8,701,798
	9.	SOLE DISPOSITIVE POWER 50,913
	10.	SHARED DISPOSITIVE POWER 8,701,798

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,752,711
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (based on 75,792,939 shares of Common Stock outstanding on March 25, 2024)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74275G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AESV CreditCard Consulting LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —
	8.	SHARED VOTING POWER 8,701,798
	9.	SOLE DISPOSITIVE POWER —
	10.	SHARED DISPOSITIVE POWER 8,701,798

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,701,798
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (based on 75,792,939 shares of Common Stock outstanding on March 25, 2024)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 74275G 107	13D

This Amendment No. 1 (this "Amendment No. 1") is being filed by AESV CreditCard Consulting LLC ("AESV"), with respect to the shares of Common Stock (as defined below) directly held by it and the shares of Common Stock issuable upon exercise of warrants directly held by it and John V. Priore ("Priore"), who serves as the manager of, and solely controls, AESV, with respect to the shares of Common Stock directly held by AESV and the shares of Common Stock issuable upon exercise of warrants directly held by AESV. Priore and AESV are collectively referred to herein as the “Reporting Persons”. The Reporting Persons amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 25, 2018 (the "Schedule 13D"). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 1.  Security and Issuer.
This Schedule 13D relates to the Common Stock, $0.001 par value per share ("The Common Stock") of Priority Technology Holdings, Inc., a Delaware corporation (the "Issuer"), with principal executive offices at 2001 Westside Parkway, Suite 155, Alpharetta, Georgia 30004.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 75,792,939 shares of Common Stock reported to be outstanding as of March 24, 2024, as described in the Company’s Annual Report filed with the SEC on April 12, 2024.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons sold 598,187 shares on June 14, 2024 in a direct sale transaction at $3.56 per share sale price.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 74275G 107	13D

SIGNATURE
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

/s/ John V. Priore JOHN V. PRIORE

AESV CREDIT CARD CONSULTING LLC By: /s/ John V. Priore
Name: John V. Priore
Title: Manager

CUSIP No. 74275G 107	13D